SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  _____________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                           for the month of March 2004

                                  _____________

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F         |X|      Form 40-F        |_|

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                |_|     No               |X|

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated March 16, 2004, regarding its financial results for the year ended December 31, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               JINPAN INTERNATIONAL LIMITED
                                               (Registrant)



                                                By: /s/ Jing Yuqing
                                                    ----------------------------
                                                    Name: Jing Yuqing
                                                    Title: Secretary


Dated: March 24, 2004

                                  EXHIBIT INDEX

EXHIBIT NUMBER         DESCRIPTION                                 PAGE NUMBER
--------------         -----------                                 -----------


         1             Press release dated March 16, 2004

                                    EXHIBIT 1

MARCH 16, 2004
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

         JINPAN INTERNATIONAL LIMITED ANNOUNCED AUDITED
                    CONSOLIDATED FINANCIAL STATEMENT

ENGLEWOOD CLIFFS, NJ -MARCH 16, 2004-JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL:
JST) today announced audited consolidated final results for the year ended December 31, 2003.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

         SALES. Net sales increased RMB 47.1 million ($5.7Million) or approximately 20.50% from RMB229.4 million ($27.7 Million) in the year ended December 31, 2002 to RMB276.5 million ($33.4 Million) in the year ended December 31, 2003. The increase in sales was primarily due to the continuing expansion of our customer base, also the qualities of our products are recognized more and more in China.

         COST OF GOODS SOLD. Cost of goods sold increased RMB28.7million ($3.5 Million) or approximately 22.3% from RMB128.8 million in the year ended December 31, 2002, to RMB157.5 million in the year ended December 31, 2003. Cost of goods sold as a percentage of sales increased by 0.9% in the year ended December 31, 2003, from 56.1% in the year ended December 31, 2002, to 57% in the year ended December 31, 2003.

         GROSS PROFIT. Gross profit increased RMB18.4 million ($2.2 Million) or approximately 18.2% to RMB 119 million in the year ended December 31, 2003 from RMB100.6 million in the year ended December 31, 2002. As a percentage of sales, gross profit decrease slightly from 43.9 % in the year ended December 31, 2002, to 43.0% in the year ended December 31, 2003.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling and Administrative expenses increased RMB 1.9 million ($0.23 Million) or approximately 2.4% from RMB81.3 million in the year ended December 31, 2002, to RMB83.2 million in the year ended December 31, 2003. As a percentage of sales, selling and administrative expenses decrease from 35.4% in the year 2002, to 30.1% in the year ended December 31, 2003. This was primarily the result of cost control.

         NET INCOME. Net income increased RMB4.5 million ($0.54 Million) or approximately 18% from RMB24.8 million ($3.0 Million) in the year ended December 31, 2002 to RMB29.3 million ($3.54 Million) in the year ended December 31, 2003. As a percentage of sales, net income decrease from 11 % in the year ended December 31, 2002, to 10.6% in the year ended December 31, 2003.

         EARNING PER SHARE. Earning per share increased RMB1.26 ($0.15) or approximately 16% from RMB7.92($0.96) in the year ended December 31, 2002 to RMB9.18($1.11) in the year ended December 31, 2003.

         The company had $8.6 million in cash or cash equivalent (RMB $71.3 million) Total liabilities of $8.2 million (RMB 67.9 million) and stockholders equity $25.1 million (RMB208.2million).


JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

                                                                                            December 31,
                                                                                      2003           2003          2002
                                                                             ------------------------------------------
                                                                    Notes            US$            RMB         RMB
                                                                                     ---            ---         ---
                                                              (In thousands, except number of shares and per share data)
Assets

Current assets:

    Cash and cash equivalents                                                       8,626          71,369        83,800
    Accounts receivable, net                                                       15,929         131,783       111,594
    Inventories                                                                     4,577          37,870        29,433
    Prepaid expenses                                                                  819           6,771         8,576
    Other receivables                                                                 780           6,453         3,594
                                                                             -------------    -----------    ----------
Total current assets                                                               30,730         254,246        236,997

Property, plant and equipment, net                                                  3,246          26,856        29,238

Construction in progress                                                              219           1,811

Deferred tax assets                                                                   122           1,012         1,026
                                                                             -------------    -----------    ----------
Total assets                                                                       34,318         283,925       267,261
                                                                             =============    ===========    ==========

Liabilities and Shareholders' Equity

Current liabilities:

   Short term bank loans                                                              244           2,016        23,667
   Accounts payable                                                                 1,549          12,815         5,447
   Income tax                                                                           2              18           833
   Value added tax
   Advance from customers                                                             252           2,082         3,738
   Other Payable                                                                    6,169          51,040        38,073
   Government grant
   Other liabilities
                                                                             -------------    -----------    ----------

Total current liabilities                                                           8,216          67,971        71,758

Minority interest                                                                     937           7,753        10,899

Commitments                                                                             -               -             -

Shareholders' equity:

    Common stock, US$0.018 par value:
       Authorized shares - 20,000,000
       Issued and outstanding shares - 3,280,166 in 2003
       and 3,149,389 in 2002                                                           60             498           469
    Convertible preferred stock, US$0.018 par value:
       Authorized shares - 1,000,000
       Issued and outstanding shares - 13,789 in 2002
       and 2001, 6% p.a.                                                                -               2             2
    Additional paid-in capital                                                     10,111          83,681        77,157
    Reserves                                                                        2,057          17,128        14,922
    Retained earnings                                                              13,016         107,696        92,680
    Accumulated other comprehensive income                                             51             273           116
                                                                             -------------    -----------    ----------
                                                                                   25,295         209,278       185,346
  Less: Treasure shares at cost, common stock-                                      (130)         (1,077)         (742)
                                                                             -------------    -----------    ----------
Total shareholders' equity                                                         25,165         208,201       184,604
                                                                             -------------    -----------    ----------
Total liabilities and shareholders' equity                                         34,318         283,925       267,261
                                                                             =============    ===========    ==========

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                           Year ended December 31,
                                                               2003            2003             2002                2001
                                                      ------------- -- ------------- --- ------------ --- --------------
                                              Notes             US$             RMB              RMB                 RMB
                                                                ---             ---              ---                 ---
                                                                          (In thousands, except per share data)

Net sales                                                    33,426         276,564          229,421            184,480
Other income                                                    463           3,833           14,186              8,413
                                                      -------------    -------------     ------------     --------------
                                                             33,889         280,397          243,607            192,893

Costs and expenses:
    Cost of products sold                                   (19,043)     (  157,558)      (  128,770)          (104,686)
    Selling and administrative                              (10,062)     (   83,255)      (   81,325)           (57,396)
    Interest expenses                                       (    27)     (      226)      (      541)              (600)
                                                      -------------    -------------     ------------     --------------
                                                            (29,132)     (  241,039)      (  210,636)          (162,682)
                                                      -------------    -------------     ------------     --------------

Income before income taxes                                    4,757          39,358           32,971             30,211

Income taxes                                                (   446)     (    3,692)      (    3,116)            (2,911)
                                                      -------------    -------------     ------------     --------------

Income before minority interest                               4,311          35,666           29,855             27,300

Minority interest                                           (   759)     (    6,281)      (    4,972)            (4,229)
                                                      -------------    -------------     ------------     --------------

Net income                                                    3,552          29,385           24,883             23,071
                                                      =============    =============     ============     ==============

Earnings per share
    -Basic                                                  US$1.11         RMB9.18          RMB7.92            RMB7.33
                                                      =============    =============     ============     ==============

    -Diluted                                                US$1.02         RMB8.48          RMB7.89            RMB7.29
                                                      =============    =============     ============     ==============

Weighted average number of shares
    -Basic                                               3,199,757        3,199,757        3,139,933          3,149,389

    -Diluted                                             3,463,546        3,463,546        3,153,722          3,163,178



         The company expects the transformer market will continue to grow in China. Sales growth is expected to continue to grow at a rate of 20% to 25% per year for the year 2004.


         Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for power distribution equipment in the People's Republic of China. The Company is one of the largest manufacturers and distributor of cast coil transformers in China. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain this Standard. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.